

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Lin Li
Chief Executive Officer
Northann Corp.
9820 Dino Drive, Suite 110
Elk Grove, CA 95624

> **Re: Northann Corp.**
> **Amendment No. 9 to Draft Registration Statement on Form F-1**
> **Submitted April 28, 2023**
> **CIK No. 0001923780**

Dear Lin Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to Confidential Draft Registration Statement on Form F-1 submitted April 28, 2023

General

1.   Please refer to your disclosure regarding the "Trial Measures." Clarify where you are in the process of beginning/completing the review, including whether you have submitted information required by those measures.

You may contact Beverly Singleton at (202) 551-3328 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at (202) 551-8631 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye